SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Forest Laboratories, Inc.
(Name of Issuer)

Common Stock, Par Value $0.10
(Title of Class of Securities)

345838106
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the Common Stock, par value $0.10 (the “Shares”), issued by Forest Laboratories, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 17, 2011 and amended by Amendment Nos. 1 through 3 thereto (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Original 13D is hereby amended by adding the following:

On June 19, 2012, the Reporting Persons delivered a notice to the Issuer to nominate four persons to the Issuer’s ten-member board of directors at its 2012 annual stockholder meeting.  The Reporting Persons believe that these four individuals have impressive qualifications and that their experience would be extremely beneficial to the Issuer and its stockholders.  Their respective bios are set forth below.

In addition, on June 18, 2012, the Reporting Persons made a request to the Issuer pursuant to Section 220 of the Delaware General Corporation Law seeking books and records relevant to certain actions and/or inactions by the Issuer and its board (the “220 Request”).   A copy of the 220 Request is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the 220 Request are qualified in their entirety by reference to the 220 Request.

BIOS

Eric J. Ende, M.D. – Since 2009, Dr. Eric J. Ende has served as President of Ende BioMedical Consulting Group, which is focused on helping early-stage life sciences companies raise capital, identify licensing partners and optimize corporate structure.  Dr. Ende was a Director on Genzyme Corporation’s Board from 2010 – 2011, until it was acquired by Sanofi-Aventis in 2011 for $20 billion.  During his tenure on Genzyme’s Board, he was a member of the Audit and Risk Management Committees.  Dr. Ende is currently on the Boards of Directors of Mesa Therapeutics and ATEA Pharmaceuticals.  Since 2008, Dr. Ende has also served as a Managing Partner of Silverback Group, which is focused on identifying, evaluating and participating in various types of investment opportunities including venture capital, real estate and financings (debt/equity).  From 2002 through 2008, Dr. Ende was the senior biotechnology analyst at Merrill Lynch.  From 2000 – 2002, Dr. Ende was the senior biotechnology analyst at Banc of America Securities.  And, from 1997 – 2000, he was a biotechnology analyst at Lehman Brothers.  During Dr. Ende’s career as a biotechnology analyst, he was named to Institutional Investor’s All-America Equity Research Team six times as well as to The Greenwich Survey list of top analysts.  He was also named Top Stock Picker by The Street.com and Best Earnings Estimator by Forbes.com.  Dr. Ende received an MBA in Finance & Accounting from NYU – Stern Business School in 1997, an MD from Mount Sinai School of Medicine in 1994, and a BS in Biology and Psychology from Emory University in 1990.

Andrew J. Fromkin – Mr. Fromkin has substantial senior leadership experience in major areas of the healthcare industry with an emphasis in the healthcare and pharmaceutical services, life sciences, and health information technology sectors.  Most recently, Mr. Fromkin joined Clinical Data, Inc. in October of 2005 and was elected President, Chief Executive Officer, and Executive Director in May of 2006. Clinical Data was rapidly transformed into a pharmaceutical company developing first-in-class and best-in-category therapeutics, with a focus on advancing late stage products and developing related companion diagnostics.  On January 21, 2011, Clinical Data received first pass approval from the FDA for its new molecular entity, Viibryd, for the treatment of Major Depressive Disorder.  On April 13, 2011, Clinical Data was acquired by Forest Laboratories for $1.2 billion in cash and an additional $6 per share in CVRs. Prior to Clinical Data, Mr. Fromkin held senior management roles at leading and emerging healthcare companies.  He was President and Chief Executive Officer of DoctorQuality, Inc., a leading provider of patient safety and condition management system products that was acquired by Quantros, Inc. and served as President, Chief Executive Officer, and Director of Endo Surgical Devices, Inc., an early stage surgical device developer.  Mr. Fromkin spent most of the 1990’s in two leadership roles with the industry’s leading prescription benefit management company (PBM), Medco, which became Merck-Medco Managed Care, LLC, a wholly owned subsidiary of Merck & Co., Inc. His leadership roles at Medco included Corporate Vice President, Business Development (Corporate Development focus from 1995-2000) and before that, Vice President, Sales to major health insurers, employers and government agencies.  Mr. Fromkin began his career at Health Information Technologies (1989-1992), a leader in the then emerging field of electronic data interchange between payers, providers and consumers, where he managed the company’s subsidiary MCA and served as the Director, Marketing and Payer Alliances for its parent company.

Pierre Legault – Mr. Legault is currently President and CEO of Stone Management LLC, a firm focused in the areas of business development and board assistance.  From 2010 to 2012, he was the Chief Executive Officer of Prosidion Ltd., a UK mid-size biotechnology firm and fully integrated subsidiary of Astellas Pharmaceuticals.  From 2009 to 2010, he served as Executive VP, Chief Financial Officer and Treasurer of OSI Pharmaceuticals, a mid-size biotechnology company.  He was also Senior Executive VP and Chief Administrative Officer of Rite Aid Corporation, a Fortune 500 pharmaceutical retail company, from June 2006 to 2009.  Previously, Mr. Legault held several senior positions over a period exceeding 15 years with Sanofi-Aventis and predecessor companies, last serving as Worldwide President of a large global Sanofi-Aventis business unit from 2003 to 2005. Prior positions included the Senior VP Deputy CEO and Chief Financial Officer of Aventis Pharmaceuticals Inc. (2000 to 2003), Global Senior VP Finance and Treasury of Hoechst Marion Roussel, Inc. (1998 to 2000), VP and Chief Financial Officer, North America Finance, IT and Administration of Marion Merrell Dow, Inc. (1997 to 1998), and VP and Chief Financial Officer of Marion Merrell Dow Pharmaceutical Canada (1990 to 1996).  Mr. Legault has served on several public, private and nonprofit company boards and audit committees, as well as on several advisory boards, including the following: OSI Investment Holdings GMBH (Chairman), a venture capital firm (2009-2012), Oreo Real Estate (Chairman), a real estate firm (2009-2012), Cyclacel Pharmaceutical Inc. (Chairman of the Audit Committee), a publicly traded biotech company (2006-2008), PJC Inc. (Audit Committee), a publicly traded pharmacy retail company (2005-2007), Eckerd Pharmaceutical, a pharmacy retail company (2005-2007), Shandong Dermik, a drug manufacturing company (2001-2005), CliniData, a prescription data management company.  He studied at the Harvard Business School, McGill University and University of Montreal (HEC) and has BAA, MBA and CPA degrees.

Daniel A. Ninivaggi – Mr. Ninivaggi has served as President of Icahn Enterprises L.P. and its general partner, Icahn Enterprises G.P. Inc., since April 5, 2010, as its Principal Executive Officer, or chief executive, since August 4, 2010, and as a director since March 13, 2012. From 2003 until July 2009, Mr. Ninivaggi served in a variety of executive positions at Lear Corporation, a global supplier of automotive seating and electrical power management systems and components, including as General Counsel from 2003 through 2007, as Senior Vice President from 2004 until 2006, and most recently as Executive Vice President and Chief Administrative Officer from 2006 to 2009. Lear Corporation filed for bankruptcy in July 2009. Prior to joining Lear Corporation, from 1998 to 2003, Mr. Ninivaggi was a partner with the law firm of Winston & Strawn LLP, specializing in corporate finance, mergers and acquisitions, and corporate governance. Mr. Ninivaggi also served as Of Counsel to Winston & Strawn LLP from July 2009 to March 2010. From December 2009 to May 2011, Mr. Ninivaggi has also served as a director of CIT Group Inc., a bank holding company. Mr. Ninivaggi also serves as a director of Federal−Mogul Corporation, a supplier of automotive products, and XO Holdings, a telecommunications company. Since May 2012, Mr. Ninivaggi has served as a director of CVR Energy, Inc., an independent petroleum refiner and marketer of high value transportation fuels.  From December 2010 to May 2012, Mr. Ninivaggi has served as a director of Motorola Mobility Holdings, Inc., a provider of mobile communication devices, video and data delivery solutions. Since January 6, 2011, Mr. Ninivaggi has also served as the Interim President and Interim Chief Executive Officer and a director of Tropicana Entertainment Inc., a company that is primarily engaged in the business of owning and operating casinos and resorts.  Federal-Mogul, CVR Energy, XO Holdings and Tropicana Entertainment are each, directly or indirectly, controlled by Carl C. Icahn. Mr. Icahn has or previously had interests in Lear, CIT Group and Motorola Mobility through the ownership of securities.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF FOREST LABORATORIES, INC. FOR USE AT ITS 2012 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF FOREST LABORATORIES, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 7.  Material to be Filed as Exhibits

Exhibit 1	The 220 Request

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2012

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:  /s/ Edward E. Mattner
    Name: Edward E. Mattner
    Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
    Name: SungHwan Cho
    Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN